PROSPECTUS SUPPLEMENT (To Prospectus dated April 14, 2006)

Filed pursuant to Rule 424(b)(7)

The 5,012,686 shares of Class A common stock covered by this prospectus supplement are part of the 17,059,336 shares of Class A common stock covered by the prospectus supplement filed on May 1, 2006. The filing fee calculated in accordance with Rule 457(r) under the Securities Act of 1933 was previously transmitted to the SEC in connection with the prospectus supplement filed on May 1, 2006 to the registration statement (File No. 333-133303).

5,012,686 Shares

SBA Communications Corporation

Class A Common Stock

This prospectus supplement relates to the offer and sale of up to 5,012,686 shares of our Class A common stock by the selling shareholders named in this prospectus supplement. We will not receive any of the proceeds from the sale of the shares of our Class A common stock by the selling shareholders under this prospectus supplement.

Our Class A common stock is traded on the Nasdaq Global Select Market under the symbol “SBAC.” On July 26, 2006, the last reported sale price of our Class A common stock reported on the Nasdaq Global Select Market was $22.87 per share.

Investing in our Class A common stock involves risks. See “The Offering – Risk Factors” on page S-1 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

July 28, 2006

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

About This Prospectus Supplement

You should rely only on the information contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus and any additional prospectus supplements, if necessary. We have not authorized anyone to provide you with information that is different. This prospectus supplement is not an offer to sell or solicitation of an offer to buy these shares of Class A common stock in any circumstances under which the offer or solicitation is unlawful. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference regardless of the time of delivery of this prospectus supplement or of any such shares of our Class A common stock.

This document is in two parts. The first part is this prospectus supplement, which adds, updates and changes information contained in the accompanying prospectus and the information incorporated by reference. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering of Class A common stock. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or any document incorporated by reference, the information in this prospectus supplement shall control.

No dealer, sales person or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus are an offer to sell only the securities specifically offered by it, but only under circumstances and in jurisdictions where it is lawful to do so.

i

THE OFFERING

Class A common stock offered by the selling shareholders	5,012,686 shares.

Nasdaq Global Select Market symbol	SBAC.

Use of proceeds	We will not receive any proceeds from the sale of the shares of our Class A common stock by the selling shareholders.

Risk factors	Investing in our securities involves risks. Potential investors are urged to read and consider the risk factors relating to an investment in us described in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q, each filed with the Securities and Exchange Commission, or SEC, and incorporated by reference in this prospectus supplement as well as other information we include or incorporate by reference in this prospectus supplement and the accompanying prospectus.

THE SELLING SHAREHOLDERS

Class A Common Stock

On March 17, 2006, we and our wholly-owned, indirect subsidiary, AAT Acquisition LLC, entered into a stock purchase agreement (the “Stock Purchase Agreement”) pursuant to which we, indirectly, agreed to purchase all of the issued and outstanding shares of common stock of AAT Communications Corp. from AAT Holdings, LLC II (“AAT Holdings II”) for total consideration of $634 million in cash and 17,059,336 newly issued shares of our Class A common stock. On April 27, 2006, we consummated this acquisition and issued an aggregate of 17,059,336 shares of Class A common stock to AAT Holdings II. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations thereunder. AAT Holdings, LLC (“AAT Holdings”) is the indirect parent of AAT Holdings II and received its shares of our Class A Common Stock upon distribution by AAT Holdings II. On May 1, 2006, we filed a prospectus supplement to our registration statement on Form S-3ASR (File No. 333-133303) registering the sale, from time to time, by AAT Holdings of all 17,059,336 shares of Class A common stock issued pursuant to the acquisition. On May 30, 2006, AAT Holdings sold 10,546,650 shares out of the 17,059,336 shares of Class A common stock in a marketed secondary offering. The selling shareholders, other than AAT Holdings, are members of AAT Holdings and received their shares of our Class A Common Stock upon distribution by AAT Holdings. On July 12, 2006, certain selling shareholders sold 1,500,000 shares of the remaining 6,512,686 shares of Class A common stock in an underwritten offering. Following the July 12, 2006 offering, the selling shareholders own a total of 5,012,686 shares of Class A common stock out of the 17,059,336 shares of Class A common stock originally issued. Of the remaining 5,012,686 shares of Class A common stock, the 1,475,495 shares of Class A common stock owned by AAT Holdings, LLC are held in escrow as required by the Stock Purchase Agreement.

Registration Rights

Pursuant to the Stock Purchase Agreement, we agreed to register for resale all 17,059,336 shares of our Class A common stock issued in the acquisition. In addition, we have agreed to maintain the effectiveness of the registration statement, which includes this prospectus supplement and the accompanying prospectus, until the earlier of:

•	two years (plus the amount of time that the registration statement or this prospectus supplement and the accompanying prospectus may not be used or are not available from time to time to effect resales of any shares hereunder) from April 27, 2006; or

•	until such earlier date as of which all the shares shall have been disposed of.

Notwithstanding the foregoing, we may suspend the use of this prospectus supplement and the accompanying prospectus during the effectiveness of the registration statement for such period of time as (i) such a suspension is required by the rules and regulations of the Securities and Exchange Commission, or SEC, as applied to us, (ii) such prospectus ceases to meet the requirements of Section 10 of the Securities Act or (iii) in the good faith determination by our board of directors, offers and sales pursuant to the registration statement should not be made by reason of the existence of material undisclosed circumstances or developments with respect to which the disclosure that would be required in the registration statement would be premature and would have an adverse effect on us. However, any such suspension shall not exceed 60 days in any single instance and shall not exceed 90 days in the aggregate during any twelve month period.

Stock Ownership of Selling Shareholders

The following table sets forth information known to us with respect to the beneficial ownership of our Class A common stock as of July 28, 2006 by the selling shareholders and their affiliates. The number of shares that may actually be sold by the selling shareholders will be determined by the selling shareholders. The selling shareholders may sell some, all or none of these shares. Because the offering contemplated by this prospectus supplement is not currently being underwritten, no estimate can be given as to the number of shares of common stock that will be held by the selling shareholders upon termination of the offering. Information concerning other selling shareholders, if any, will be set forth in prospectus supplements from time to time, if required. In addition, upon receiving notice from the selling shareholders that a donee, pledgee or transferee or other successor-in-interest who receives shares of our Class A common stock offered hereby from the selling shareholders as a gift, pledge, partnership or limited liability company distribution or other non-sale related transfer and who subsequently intends to sell more than 500 shares covered by this prospectus supplement, we will file a supplement to this prospectus supplement pursuant to Rule 424(b) of the Securities Act to identify the non-sale transferee.

The table assumes that the selling shareholders sell as many shares as they can under this prospectus supplement.

Selling Shareholders	Class A Common Stock Beneficially Owned Prior to the Offering (1)		Number of Shares of Class A Common Stock to be Sold Under the Offering	Shares of Class A Common Stock Beneficially Owned After the Offering
				Number	Percent
AAT Holdings, LLC(2)	1,475,495		1,475,495	0	*
Cequel III, LLC(3)	786,528		786,528	0	*
William J. Marraccini	163,355		163,355	0	*
Jerald L. and Judith L. Kent	647,368	(4)	642,761	0	*
The Jerald L. Kent Family Irrevocable Trust dated July 9, 1999 Judith Kent, Trustee	82,773		82,773	0	*
The Howard L. Wood Revocable Trust U/T/A dated November 15, 1991	238,317		238,317	0	*
Sandler Capital Partners V, L.P.(5)	452,503		452,503	0	*
Sandler Capital Partners V FTE, L.P.(5)	119,575		119,575	0	*
SCP V FTE AAT, L.P. (5)	82,639		82,639	0	*
SCP V Germany AAT, L.P. (5)	21,041		21,041	0	*
WallerSutton 2000, L.P.(6)	354,311		354,311	0	*
The Oklahoma Publishing Company	593,388		593,388	0	*

Total	5,017,293		5,012,686

*	Less than one percent.

(1)	We have determined the number and percentage of shares beneficially owned in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and this information does not necessarily indicate beneficial ownership for any other purpose. In determining the number of shares beneficially owned by the selling shareholders and the percentage ownership of the selling shareholders, we included any shares as to which the selling shareholders have sole or shared voting power or investment power, as well as any shares of our Class A common stock subject to options, warrants or other derivative securities held by the selling shareholders that are currently exercisable or exercisable within 60 days after July 28, 2006. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Under the rules of the SEC, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.

(2)	Decisions with respect to the voting and disposition of the shares by this holder are made by a sub-committee of its management committee. The members of this subcommittee are Jerald L. Kent, Thomas C. Dircks and Michael J. Marocco.

(3)	Jerald L. Kent, Daniel G. Bergstein and Howard L. Wood are the managers of Cequel III, LLC and are the beneficial owners of the sole voting member of Cequel III, LLC. By reason of such relationship, Messrs. Kent, Bergstein and Wood share voting and dispositive power over the shares.

(4)	The number of shares beneficially owned includes 4,607 shares of Class A common stock held by Jerald L. Kent and Judith L. Kent that are unrelated to the shares of Class A common stock they received upon distribution by AAT Holdings.

(5)	Voting and dispositive power with respect to these shares is exercised by affiliates of Sandler Capital Management.

(6)	John T. Woodruff, Cathy M. Brienza, William H. Ingram and John W. Waller, III are the managers of the general partner of WallerSutton 2000, L.P. By reason of such relationship, Messrs. Woodruff, Brienza, Ingram and Waller share voting and dispositive power over the shares.

Certain Relationships

In 2003, we sold 784 towers in the Western two-thirds of the United States to AAT Communications Corp. which was a wholly owned subsidiary of AAT Holdings II until we acquired AAT Communications Corp. pursuant to the Stock Purchase Agreement, as discussed above. We have had no other material relationships with the selling shareholders in the past three years.

PLAN OF DISTRIBUTION

We are registering 5,012,686 shares of our Class A common stock to permit the resale of these shares of Class A common stock by the selling shareholders from time to time after the date of this prospectus supplement. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of Class A common stock.

The selling shareholders may sell all or a portion of our Class A common stock beneficially owned by them, and offered hereby, from time to time, on the Nasdaq Global Select Market or any stock exchange, market, quotation service or trading facility on which the shares are traded or in private transactions, directly or through one or more underwriters, broker-dealers or agents. If the Class A common stock is sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The Class A common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices related to such prevailing market prices determined at the time of sale, or at negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

•	Ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•	Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	Purchases by a broker-dealer as principal and resale by such broker-dealer for its account;

•	A securities exchange or quotation system sale that complies with the applicable rules of the exchange or quotation system;

•	Privately negotiated transactions;

•	To cover short sales made after the date that the registration statement is declared effective by the SEC;

•	Through the writing of options relating to such shares;

•	Broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	A combination of any such methods of sale; and

•	Any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling shares of Class A common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of Class A common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the Class A common stock or otherwise, the selling shareholders may enter into hedging transactions with third parties, which may in turn engage in short sales of the Class A common stock in the course of hedging the positions they assume. If so, the third parties may use shares pledged by the selling shareholders or borrowed from the selling shareholders or others to settle those sales or to close out related open borrowings of shares and may use shares received from the selling shareholders in settlement of derivatives to close out any related open borrowings of shares. The selling shareholders may also sell shares of Class A common stock short and deliver shares of Class A common stock covered by this prospectus supplement to close out short positions. The selling shareholders may also loan shares of Class A common stock to broker-dealers that in turn may sell such shares.

The selling shareholders may also elect to sell all or a portion of their Class A common stock in open market transactions in reliance upon Rule 144 under the Securities Act, or any other available exemption from required registration under the Securities Act, provided that it meets the criteria and conform to the requirements of such exemption.

The selling shareholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if the selling shareholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Class A common stock from time to time pursuant to this prospectus supplement or any amendment to this prospectus supplement under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors-in-interest as a selling shareholder under this prospectus supplement. The selling shareholders also may transfer and donate shares of Class A common stock in other circumstances in which case the transferees, donees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus supplement.

The selling shareholders and any underwriter, broker-dealer, agent or third party to any derivative transaction participating in the sale of the shares of Class A common stock may be deemed to be an “underwriter” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed, to any such underwriter, broker-dealer or agent, or any profit from the sale by them while acting as principals, may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of Class A common stock is made, a prospectus supplement, if required pursuant to Rule 424(b) under the Securities Act, will be distributed which will set forth the aggregate amount of shares of Class A common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. Any person deemed to be an underwriter will be subject to the prospectus delivery requirements of the Securities Act. None of the selling shareholders are registered broker dealers. WallerSutton 2000, L.P. is an affiliate of a broker dealer.

Under the securities laws of some states, the shares of Class A common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Class A common stock may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

We have advised the selling shareholders that they may not use shares registered on this registration statement to cover short sales of Class A common stock made prior to the date on which the registration statement was declared effective by the SEC. The selling shareholders, and any other person participating in the distribution of the shares of Class A common stock registered pursuant to the registration statement, will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act. Regulation M may limit the timing of purchases and sales of any of the shares of Class A common stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Class A common stock to engage in market-making activities with respect to the shares of Class A common stock. All of the foregoing may affect the marketability of the shares of Class A common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Class A common stock.

The selling shareholders will pay all applicable underwriting discounts and selling commissions, if any. We have paid all expenses of the registration of the shares of Class A common stock pursuant to this prospectus supplement in accordance with the Stock Purchase Agreement, approximately $50,000 in total, including, without limitation, Commission filing fees (paid in connection with the prospectus supplement filed on May 1, 2006 to the registration statement) and expenses of compliance with state securities or “blue sky” laws. We will indemnify the selling shareholders against certain liabilities, including under the Securities Act, in accordance with our obligations under the Stock Purchase Agreement. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares of our common stock against civil liabilities, including liabilities under the Securities Act.

Once sold under the registration statement, which includes this prospectus supplement, the accompanying prospectus and any additional prospectus supplements, if necessary, the shares of Class A common stock will be freely tradable in the hands of persons other than our affiliates.

WHERE YOU CAN FIND MORE INFORMATION;

INCORPORATION BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the Public Reference Room and its copy charges.

We incorporate by reference into this prospectus supplement the following documents filed by us with the SEC, other than information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, each of which should be considered an important part of this prospectus supplement:

Commission Filing (File No. 000-30110)	Period Covered or Date of Filing

Annual Report on Form 10-K	Year ended December 31, 2005

Quarterly Report on Form 10-Q	Quarter ended March 31, 2006

Current Reports on Form 8-K	February 28, 2006, March 21, 2006, March 23, 2006, April 13, 2006, April 21, 2006, April 28, 2006, May 17, 2006, May 26, 2006, June 6, 2006 and July 12, 2006

Description of our Class A common stock contained in the Registration Statement on Form 8-A and any amendment or report filed for the purpose of updating such description	June 9, 1999 and January 14, 2002

All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934	After the date of this prospectus supplement

You may request a copy of each of our filings at no cost, by writing or telephoning us at the following address, telephone or facsimile number:

SBA Communications Corporation

5900 Broken Sound Parkway NW

Boca Raton, FL 33487

Phone: (561) 995-7670

Fax: (561) 998-3448

Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

The information in this prospectus supplement and the accompanying prospectus may not contain all of the information that may be important to you. You should read the entire prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference in the prospectus supplement and the accompanying prospectus, before making an investment decision.